

November 16, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the American Century® Select High Yield ETF, a series of American Century ETF Trust under the Exchange Act of 1934.

Sincerely,

(signature)